Via EDGAR and Overnight Delivery

July 18, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:  John Reynolds; Pamela Howell; Adam F. Turk; Julie Marlowe; Craig Arakawa

Re:                             Boot Barn Holdings, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted June 13, 2014

(CIK No. 0001610250)

Ladies and Gentlemen:

On behalf of Boot Barn Holdings, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 9, 2014, relating to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001610250) submitted to the Commission on June 13, 2014 (the “Registration Statement”).

On behalf of the Company, we are concurrently confidentially submitting via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”). We are providing to the Staff by overnight delivery, a courtesy package containing copies of this letter and the Amendment, including versions that are marked to show changes to the Registration Statement, together with the materials indicated in our responses below as being supplementally provided herewith.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter. The Staff’s comments are presented in italics and are followed with the Company’s response. Except as otherwise specifically indicated, page references herein are to pages of the Amendment.

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the

Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company acknowledges the Staff’s comment and hereby advises the Staff that no such written communications have been presented to potential investors in reliance on Section 5(d) of the Securities Act, and no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.

2.                                      We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas not previously commented on.

The Company acknowledges the Staff’s comment.

3.                                      Prior to effectiveness, please have a representative of the exchange where your common stock will be listed call the staff to confirm that your securities have been approved for listing or file the certification on EDGAR.

The Company acknowledges the Staff’s comment and hereby advises the Staff that a representative of such exchange will be instructed to call the Staff to confirm that the Company’s securities have been approved for listing or file the certification on EDGAR.

4.                                      Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

The Company acknowledges the Staff’s comment and hereby advises the Staff that the Company will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

5.                                      Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

The Company is supplementally providing to the Staff copies of all such materials and related captions that the Company currently intends to use in the prospectus.  The Company confirms that it will provide the Staff with any additional materials of this nature and any accompanying captions that it subsequently decides to include in the preliminary prospectus as soon as they become available prior to the printing and distribution of the preliminary prospectus.

6.                                      Please provide support for your factual assertions throughout the prospectus, citing to the source(s) of such information and providing copies supplementally.  To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate part of the prospectus.  For example purposes only, we note the following statements:

•                  “We are the largest and fastest-growing lifestyle retail chain devoted to western and work-related footwear, apparel and accessories in the U.S,” page 1

•                  “[W]e have over twice as many stores as our nearest direct competitor…,” page 1

•                  “[W]e believe that the U.S. market can support at least 400 locations,” page 73

The Company is supplementally providing to the Staff support for each of the Company’s factual assertions referenced in the Staff’s comment.  The Company is also supplementally providing to the Staff a copy of the study conducted by Mōd Advisors LLC and referenced in the revised description of the Company’s market included in the Amendment.

Industry and Market Data, page iii

7.                                      We note the sentence on page 43 that “As a result, you should be aware that market and other similar information and data included in this prospectus and estimates and beliefs based on that information and data, may not be reliable….” Please remove such statement, as it implies that you are not responsible for the accuracy of the information you elect to include in your prospectus.  In addition, please add a sentence confirming that the company is responsible for all of the disclosure in the prospectus.

The Company has revised its disclosure as requested.  Please see page iii.

Prospectus Summary, page 1

Our company, page 1

8.                                      We note that you had 18 consecutive quarters of positive same store sales growth averaging 11.8%.  To properly balance your disclosure for investors, please provide your same store sales growth for your most recently completed fiscal year.

The Company has revised its disclosure as requested.  Please see pages 1 and 66.

9.                                      We note that you have expanded to 155 stores as of June 6, 2014 from 86 stores as of the end of fiscal 2012.  Please quantify the number of stores which were acquired and the number which were opened through organic expansion.

The Company has revised its disclosure as requested.  Please see pages 1 and 66.

Risk Factors, page 14

10.                               Please remove the statement on page 14 that “we describe below what we believe are currently the material risks and uncertainties we face, but they are not the only risks and uncertainties we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are immaterial, may also become important factors that adversely affect our business.”

The Company has revised its disclosure as requested.  Please see page 14.

28.                               We note your disclosure on page 37 that the indebtedness being repaid with the proceeds of the offering was incurred to distribute a dividend to the pre-IPO shareholders.  Please add a risk factor which describes, if true, how the funds provided by the offering are primarily being used to repay debt, and not to fund expansion of your business.  Please clarify within your risk factor that the debt being repaid was not entirely incurred for the benefit of your business, and that funds were used to pay a dividend to existing shareholders.

The Company has added a new risk factor on page 29 in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Factors affecting the comparability of results of operations, page 47

Recapitalization, page 47

11.                               We note your disclosure regarding your recapitalization transaction.  Where it is appropriate, please revise to fully describe your relationship with Freeman Spogli & Co. including any fees or amounts which were agreed to in connection with the recapitalization.  To this extent, we note your disclosure on page 29 that Freeman Spogli will retain control of your operations and that the proceeds of the IPO are being used to repay indebtedness which was incurred so that existing shareholders, including Freeman Spogli, could receive a dividend.  Please file any related agreement which would be material to investors pursuant to Item 601(b)(10).

The Company acknowledges the Staff’s comment and advises the Staff that its relationship with Freeman Spogli & Co. was fully described in the Registration Statement, as originally confidentially submitted.  Freeman Spogli & Co. does not receive any periodic management or similar fee from the Company and, other than the one-time advisory services fee received in connection with the recapitalization transaction and described on page 96 of the Registration Statement, has not received any other payment or fee from the Company other than the dividend described on page 7 of the Registration Statement, which was paid to all stockholders of the Company on a pro-rata basis.  There is no agreement related to any fee payment to Freeman Spogli & Co. that would be material to investors pursuant to Item 601(b)(10).

How we assess the performance of our business, page 48

12.                               We note your presentation within this section of various measures which management uses to assess your financial performance.  To the extent that discussion is not provided in the next section, please revise to provide a discussion of the period-on-period changes in these key performance indicators for the periods covered by the MD&A.  For example, you should discuss why your growth in same store net sales declined from 12.4% in fiscal 2013 to 6.7% in fiscal 2014.  For guidance, please refer to Section III.B.1 of SEC Release No. 33-8350.

The Company has revised its disclosure on pages 52 through 55 in response to the Staff’s comment to provide a discussion of the period-on-period changes in same store sales (which is included as part of the discussion of net sales for each period) and Adjusted EBITDA for the periods covered by Management’s Discussion and Analysis.  Although used by the Company’s management to assess the Company’s overall performance, the Company does not believe that new store openings is a generally used industry metric, so a discussion of period-on-period changes in that metric would not promote comparability across companies within the industry.  In addition, because that metric is largely a function of management’s strategic goals for a fiscal year rather than the result of external factors, the Company does not believe that a period-on-period discussion of that metric alone is useful to an investor in understanding or analyzing the Company’s business.  Accordingly, the company has not added a period-on-period discussion of this metric and instead uses this metric where appropriate to explain period-on-period changes in a related financial metric such as net sales.

Results of operations, page 51

Fiscal 2014 compared to fiscal 2013, page 52

13.                               We note that your disclosures state that “the increase in net sales was due to an increase in same store sales of 6.7%, which included $63.4 million in net sales from the 30 stores that [you] acquired in the Baskins Acquisition plus contributions from nine new store openings during the fiscal year.” Please clarify whether you have included the sales from the acquired stores and new store openings in reporting your same store sales increase of 6.7% and how the inclusion of these stores in this metric is consistent with your definition of same store sales at page iii of the forepart of your filing.

The Company has revised its disclosure on pages 52 and 54 to clarify what is included in, and excluded from, the increase in same store sales.  The increase includes only the net sales attributable to acquired stores during the full fiscal months in a fiscal year in which the Company owned those stores, and only to the extent that those acquired stores have been open for 13 full fiscal months.  The contributions from new store openings during a fiscal year account for a portion of the increase in net sales in that fiscal year compared to the prior fiscal year, but are not included in same store sales for the fiscal year in which they are opened as they have not yet been open for at least 13 full fiscal months.  The Company believes that this disclosure is consistent with the definition of same store sales on page iii.

Liquidity and capital resources, page 58

14.                               We note your disclosure on page 55 that that you are planning to open new stores and remodel and refurbish your existing stores at a greater rate than you have done in the past.  Please revise this section to quantify your estimated capital expenditures for fiscal 2015.

The Company has revised its disclosure on page 56 as requested.

Debt and other obligations, page 58

15.                               Please further describe how the alternative base rate for your revolving credit agreement and the base rate for your term loan agreement are calculated.

The Company has revised its disclosure on page 58 as requested.

16.                               Please provide the commitment fee for the revolving credit agreement if the amount is material.

The Company has revised its disclosure on page 59 as requested.

17.                               Please disclose whether the amounts outstanding under your term loan agreement which you intend to repay out of the offering proceeds will thereafter be available to the company for future cash needs.

The Company has revised its disclosure on page 59 as requested.

Business, page 66

Our growth strategies, page 68

Growing our e-commerce business, page 69

18.                               We note that you identify the expansion of your e-commerce business as a key strategy that you are pursuing to grow your business.  Your discussion highlights that your e- commerce sales have grown at a 38.2% compounded annual growth since 2011 and that 32.7% of your domestic e-commerce sales during fiscal 2014 were made to customers in states where you do not operate stores.  We also note that you include e-commerce sales, e-commerce shipping and handling revenue, and e-commerce sales returns in your determination of “same store sales.”  Please expand your disclosure to quantify the amount or percentage of revenues being generated from e-commerce sales and the impact that these sales have on your same store sales metrics in management’s discussion and analysis to the extent material.  Refer to Item 303(a)(3) of Regulation S-K.

The Company has revised its disclosure on page 69 to quantify the percentage of net sales being generated from e-commerce sales.  Given that these sales accounted for only 4.1% of its net sales in fiscal 2014, the Company does not believe that these sales have any material impact on same store sales or other metrics included in management’s discussion and analysis.

Our sales channels, page 70

19.                               We note that two of your stores are currently operated under the name “American Worker” and primarily feature work-related footwear, apparel and accessories.  Please revise to state whether you currently expect to expand the number of stores under the American Worker name.  See Item 101(c)(1)(ii) of Regulation S-K.

The Company has revised its disclosure on page 71 as requested.

Management, page 79

20.                               Please clarify the dates that your various executive officers and directors held each principal position of employment listed in this section.  For example, it is unclear during which dates Mr. Starrett held the position of President of Peter Starrett Associates.  In addition, please clearly disclose each position held.  For example, it is unclear the position Mr. Conroy held from 2007 to 2009 at Claire’s Stores.

The Company has revised its disclosure as requested with respect to the examples referenced in the Staff’s comment.  Please see pages 79 and 80.  The Company hereby advises the Staff that it has provided historical information for these individuals in this section with respect to periods not required by Item 401(e) of Regulation S-K (i.e., periods prior to fiscal 2009) in order to put the experience of these individuals in greater context, but has omitted some information that Item 401(e) would have required if these additional periods had been within the scope of that rule because it deems that information to be immaterial given the passage of time and desires to keep the biographical information for each individual reasonably succinct.

Executive and director compensation, page 85

Narrative disclosure to the summary compensation table, page 85

21.                               We note that you have entered into employment agreements with each of your named executive officers.  Please file the executed agreements as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

The Company has filed the executed employment agreements as exhibits to the Registration Statement via the Amendment.

22.                               Please identify the predetermined corporate performance targets for fiscal 2014 upon which your executives’ bonuses are based, and the weighting of these goals established by the board, as set forth in the employment agreements. See Item 402(o)(1) of Regulation S-K.  Please also discuss the individual performance goals that comprised the non-equity incentive plan.

The Company has revised its disclosure as requested.  Please see page 85.

23.                               Please reconcile the disclosure regarding the non-equity incentive plan potential payout in the last paragraph on page 85 with the discussion of the employment agreement terms on page 86 for Mr. Conroy.

The Company has revised its disclosure on page 85 as requested.

24.                               Footnote nine to the financial statements states that “For the year ended March 29, 2014, the Company granted certain members of management and selected outside directors with options to purchase a total of 12,500 shares of common stock under the 2011 Plan.” Neither the summary compensation table, nor the directors’ compensation table reflects the option awards.  Please revise or advise.

The Company has revised footnote nine to the financial statements to clarify that none of the indicated options were granted to directors.  In addition, the Company hereby advises the Staff that none of the indicated options were granted to named executive officers.  Accordingly, no revisions are required to be made to the summary compensation table or the directors’ compensation table in the Registration Statement to disclose any of these options.

Certain Relationships and Related Party Transactions, page 96

25.                               We note that you provided disclosure regarding a related party loan by subordinated lenders who own common stock of the Company on page F-31 of your financial statements.  Please revise to add the required disclosure to this section or explain in your response why disclosure is not required.

The Company hereby advises the Staff that none of the subordinated lenders has beneficially owned five percent or more of the Company’s common stock at any time.  Accordingly, no disclosure of these loans has been added to the Certain Relationships and Related Party Transactions section of the Registration Statement.

Principal and Selling Stockholders, page 100

26.                               Please revise this section to fill in your table with respect to the number and percentages of shares beneficially owned prior to the offering for each of the entities listed as such information is not dependent upon the eventual offering price.  See Securities Act Rule 430A.

The Company has revised the indicated table as requested.  Please see page 100.  The Company hereby advises the Staff that the share numbers that have now been inserted into this table will be updated prior to the effectiveness of the Registration Statement to reflect any stock split effected in connection with the offering.  The effect of any such stock split on these share numbers will be dependent upon the eventual offering price and cannot be determined at this time.

27.                               We note that your prospectus cover page disclosure that your selling shareholders are providing the underwriters the option to purchase additional shares of common stock for 30 days after the date of the prospectus.  Please revise your table to include a column demonstrating the number and percentage of beneficial ownership of your shareholders if the underwriters exercise the overallotment option.

The Company has revised the indicated table as requested.  Please see page 100.

Description of Capital Stock, page 103

Registration right, page 104

28.                               We note you have registration rights agreements with several of your officers, directors and major stockholders.  Please clarify which party will cover the offering expenses in the event the registration rights are exercised.

The Company has revised its disclosure as requested.  Please see page 104.

Financial Statements, page F-1

Note 2, Summary of significant accounting policies, page F-7

Segment reporting, page F-8

29.                               We note your disclosure indicates that “the company has aggregated its net sales generated from its retail stores and e-commerce website into one operating segment” and that the operating segment is aggregated because it has a similar class of customer, nature of products and similar economic characteristics.”  Please clarify whether you have identified your retail stores operations and your e-commerce business as separate operating segments as defined by FASB ASC paragraph 280-10-50-1.  To the extent that they have been identified as separate operating segments, tell us how your determination that you only have a single reporting unit complies with FASB ASC paragraphs 350-20-35-33 through 37.

The Company recognizes that the disclosure referenced in the Staff’s comment was not accurate. The Company has a single operating and reportable segment as our Chief Operating Decision Maker reviews and makes resource allocations at the consolidated level.  We note that net sales from the e-commerce store represent less than 5% of the Company’s net sales for fiscal 2014.  The Company has revised this disclosure to state this fact.  Please see page F-8.

Based on the above, the Company believes that its conclusion in footnote 2 to its consolidated financial statements that it has a single reporting unit is appropriate.  Both the retail stores and the e-commerce store are components of a single operating segment of the Company.  After considering the guidance on determination of reporting units in ASC 350-20-35-33 through 36, the Company has concluded that the components of this operating segment have similar economic characteristics and, consequently, should be aggregated into one reporting unit.

Note 3, Business combinations, page F-15

30.                               We note your disclosures related to your acquisitions of Baskins Acquisition Holdings, LLC on May 25, 2013 and RCC Western Stores, Inc. on August 31, 2012 and see that you have not provided separate financial statements for these acquisitions.  Please tell us whether you have performed the tests of significance for each of these acquisitions under Rule 3-05 of Regulation S-X and provide us with a summary of your analysis. Your response should also consider the guidance per SAB Topic 1(J).

The Company hereby advises the Staff that it considered the requirements of Rule 3-05 of Regulation S-X and, by extension, Rule 1-02(w) of Regulation S-X, as well as the guidance in SAB Topic 1(J) with respect to both the acquisition of Baskins Acquisition Holdings, LLC and the acquisition of RCC Western Stores, Inc.

The Company applied the tests of significance under Rule 3-05 using the audited financial statements of Baskins Acquisition Holdings, LLC for the fiscal year ended December 29, 2012, which were the most recent year-end financial statements available as of the time of its acquisition, and the audited consolidated financial statements of the Company for the fiscal year ended March 30, 2013.  The results of those tests are summarized below:

•                        The asset test was not met — The acquired assets of Baskins Acquisition Holdings, LLC represented 14% of the Company’s consolidated assets.

•                        The investment test was not met — The investment in Baskins Acquisition Holdings, LLC represented 7% of the Company’s consolidated assets.

•                        The income test was not met — The consolidated loss of Baskins Acquisition Holdings, LLC represented 4% of the Company’s consolidated income before income taxes for the fiscal year ended March 30, 2013 exclusive of amounts attributable to the non-controlling interest.

Based on these results, Baskins Acquisition Holdings, LLC was not deemed to be a significant subsidiary under Rule 3-05.

The Company applied the tests of significance under Rule 3-05 using the audited financial statements of RCC Western Stores, Inc. for the fiscal year ended September 30, 2011, which were the most recent year-end financial statements available as of the time of its acquisition, and the audited consolidated financial statements of the Company for the period from December 12, 2011 through March 31, 2012 (the “Successor Period”), as required under Topic 2, 2025.10.  The results of those tests are summarized below:

•                        The asset test was not met — The acquired assets of RCC Western Stores Inc. represented 10% of the Company’s consolidated assets.

•                        The investment test was met — The investment in RCC Western Stores Inc. represented 25% of the Company’s consolidated assets.

•                        The income test was met — The consolidated income of RCC Western Stores Inc. represented 39% of the Company’s consolidated loss before income taxes for the Successor Period exclusive of amounts attributable to the non-controlling interest.

Based on these results, Rule 3-05(b)(2) would have required one year of audited financial statements.  However, the Company considered Topic 2, Section 2030.4 of the Financial Reporting Manual Division of Corporate Finance, which states that a registrant filing an initial registration statement may apply the period of time in which the operations of an acquired business are included in the audited income statements of the acquiror to reduce the number of periods for which pre-acquisition income statements are required.  The Company’s acquisition of RCC Western Stores, Inc. was effective on August 31, 2012 and the results of operations of RCC Western Stores, Inc. have been consolidated into the Company’s financial statements since that time, which is sufficient to meet the requirements of Rule 3-05(b)(2).

The Company hereby further advises the Staff that neither the business of Baskins Acquisition Holdings, LLC nor the business of RCC Western Stores, Inc remained substantially intact after being acquired.   The original administrative functions of these entities were eliminated and their retail locations were rebranded as Boot Barn stores.   As a result, the Company elected not to apply the guidance under SAB Topic 1(J).

Recent Sales of Unregistered Securities, page II-2

31.                               We note that the listed issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 701.  Please revise to specify the exemption which was relied upon for each individual issuance and disclose the facts supporting your reliance upon the exemption for each issuance.  Refer to Item 701(d) of Regulation S-K.

The Company has revised the Registration Statement as requested.  Please see pages II-2 and II-3.

Exhibits

32.                               We note that many of your exhibits including your legality opinion will be filed by amendment.  Please note we will need adequate time to review your exhibits prior to the effectiveness of the registration statement.

The Company acknowledges the Staff’s comment.

*           *           *

Please contact me at (714) 830-0669 or Paul Iacono, Chief Financial Officer at the Company, at (949) 453-4403 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Timothy R. Rupp
Timothy R. Rupp

cc: Paul Iacono, Boot Barn Holdings, Inc. Johnny Skumpija, Cravath, Swaine & Moore LLP